Ultra ELECTRONICS

RECEIVED

2007 JUN -5 A 6:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 May 2007

Ultra Electronics Holdings plc

Bridport Road
Greenford
Middlesex UB6 8UA
England

Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington
DC 20549
USA

07024091

Dear Sirs

Ultra Electronics Holdings plc – Filing No. 82-34976
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ultra Electronics Holdings plc is obliged to furnish the Securities and Exchange Commission with information and documents under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The information enclosed herewith covers the period 01 February 2007 to 30 April 2007.

Yours faithfully
On behalf of Ultra Electronics Holdings plc

SUPPL

David Garbett-Edwards
pp **Director of Corporate Administration**

Encls (1)

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

I. Public Documents

Ref	Filing Date	Description
I.A.11	30/04/2007	Form 288c Director's particulars changed; Secretary;s particulars changed.

Companies House
— for the record —

Change in the details of a Director or Secretary

Company Name: **ULTRA ELECTRONICS HOLDINGS PLC**

Company Number: **02830397**

XYX3PP5E

Received for filing in Electronic Format on the: **30/04/2007**

Personal Details Prior to Change

Position: **SECRETARY AND DIRECTOR** *Date of Birth:* **21/04/1950**

Original Name: **MR DAVID JOHN JEFFCOAT**

New Details

Date of Change: **01/02/2007**

New Address: **417 BRIDPORT ROAD**
GREENFORD
MIDDLESEX
ENGLAND UB6 8UA

The address above is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985.

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **21/04/2007** *Authenticated:* **Yes (E/W)**

I. Public Documents

B. Information filed with the London Stock Exchange

RECEIVED

2007 JUN -5 A 6:21

Ref	Announcement Date	Announcement Title
I.B.123	01/02/2007	Director/PDMR Shareholding
I.B.124	07/02/2007	Expansion of joint venture
I.B.125	20/02/2007	Holding(s) in Company
I.B.126	21/02/2007	Holding(s) in Company
I.B.127	26/02/2007	Final Results
I.B.128	02/03/2007	Total Voting Rights
I.B.129	02/03/2007	Director/PDMR Shareholding
I.B.130	21/03/2007	Holding(s) in Company
I.B.131	21/03/2007	Holding(s) in Company
I.B.132	22/03/2007	Holding(s) in Company
I.B.133	27/03/2007	Annual Report and Accounts
I.B.134	03/04/2007	Director/PDMR Shareholding
I.B.135	03/04/2007	Total Voting Rights
I.B.136	05/04/2007	Blocklisting Interim Review
I.B.137	05/04/2007	Blocklisting Interim Review
I.B.138	05/04/2007	Blocklisting Interim Review
I.B.139	05/04/2007	Blocklisting Interim Review
I.B.140	05/04/2007	Blocklisting Interim Review
I.B.141	13/04/2007	Annual Information Update
I.B.142	19/04/2007	Holding(s) in Company
I.B.143	19/04/2007	US Navy Sonobuoy Orders
I.B.144	20/04/2007	Holding(s) in Company
I.B.145	23/04/2007	Contract ADSI
I.B.146	23/04/2007	Ultra Awarded Queen's Award
I.B.147	27/04/2007	AGM Statement
I.B.148	27/04/2007	AGM Results
I.B.149	30/04/2007	Contract win

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:20 01-Feb-07
Number	5840Q

RNS Number:5840Q
Ultra Electronics Holdings PLC
01 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
C Ross	11
R Sharma	11
A Jan-Janin	10
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £11.59

14. Date and place of transaction

01/02/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,106	1.55%
A Hamment	106,139	0.16%
F Hope	84,641	0.13%
D Jeffcoat	49,759	<0.1%
C Ross	23,378	<0.1%
R Sharma	18,544	<0.1%
A Jan-Janin	10,500	<0.1%
K Thomson	3,136	<0.1%

16. Date issuer informed of transaction

01/02/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

01/02/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Expansion of Joint Venture
Released	07:00 07-Feb-07
Number	8383Q

RNS Number:8383Q
Ultra Electronics Holdings PLC
07 February 2007

7 February 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

EXPANSION OF SONOBUOY JOINT VENTURE

Ultra and Sparton Corporation ("Sparton") jointly announce the broadening of the scope of an existing joint venture agreement between their respective subsidiaries, Undersea Sensor Systems, Inc. (USSI), and Sparton Electronics Florida, Inc. This joint venture, known as ERAPSCO, is being revised to encompass a broader range of sonobuoy types qualified for use by the US Navy and procured by most international customers. This does not affect Ultra's pre-existing multi-year agreement with the UK MoD to supply the sonobuoy designs used by the RAF.

Sonobuoys are the sensors that are dropped into the ocean from Anti-Submarine Warfare (ASW) helicopters or aircraft and are used to detect submarines acoustically.

Under this agreement, the companies will achieve operational efficiencies and will eliminate duplicated development and production engineering efforts. This will allow both Ultra and Sparton to focus on undertaking those activities in the supply chain to which they add the most value. Customers will consequently receive the most cost effective airborne ASW sensor capability that can be achieved from available budgets and sustained in the long term.

Douglas Caster, Chief Executive of Ultra, and David W. Hockenbrocht, Chief Executive of Sparton, jointly commented:
"We are pleased to have reached this agreement so that USSI and Sparton can work co-operatively. Our two companies will be able to pool their innovative ideas and manufacturing expertise and will be able to support customer ASW missions more effectively."

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
Andy Hamment, Group Marketing Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	13:23 20-Feb-07
Number	5552R

RNS Number:5552R
Ultra Electronics Holdings PLC
20 February 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Name of shareholder	Current holding
Barclays Bank PLC	Not Disclosed
Barclays Capital Securities Ltd	Not Disclosed
Barclays Global Investors Japan Ltd	Not Disclosed
Barclays Global Investors Ltd	Not Disclosed
Barclays Life Assurance Co Ltd	Not Disclosed
Barclays Private Bank Ltd	Not Disclosed
Barclays Stockbrokers Ltd	Not Disclosed
Gerrard Ltd	Not Disclosed

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary

10. Date of transaction

15/02/2007

11. Date company informed

19/02/2007

12. Total holding following this notification

2,835,575

13. Total percentage holding of issued class following this notification

Less than 4.2%

14. Any additional information

Shareholding previous to the triggering transaction 3,517,080

15. Name of contact and telephone number for queries

David Jeffcoat
Tel: +44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

20/02/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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RECEIVED

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	15:18 21-Feb-07
Number	6430R

RNS Number:6430R
Ultra Electronics Holdings PLC
21 February 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

3. Full name of person(s) subject to the notification obligation

Legal & General Group Plc

4. Full name of shareholder(s) (if different from 3)

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different)

N/A

6. Date on which issuer notified:

20 February 2007

7. Threshold(s) that is/are crossed or reached:

Above 3% (L & G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	2,678,026 = 3.98% (under S.198 on 22/02/2006		2,512,870	2,512,870		3.72	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,512,870	3.72

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder	Current holding
Legal & General Group Plc (Direct and Indirect) (Group)	Not Disclosed
Legal & General Investment Management (Holdings)Limited (LGIMH) (Direct and Indirect)	Not Disclosed
Legal & General Investment Management Limited (Indirect) (LGIM)	Not Disclosed
Legal & General Group Plc (Direct) (L&G)	2,512,870 - 3.72% = LGAS, LGPL, PMC
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	2,191,565 - 3.24% = PMC
Legal & General Insurance Holdings Limited (Direct) LGIH	Not Disclosed
Legal & General Assurance (Pensions Management Limited (PMC)	2,191,565 - 3.24% = PMC
Legal & General Assurance Society Limited (LGAS & LGPL)	Not Disclosed
Legal & General Pensions Limited (Direct) (LGPL)	Not Disclosed

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 67,562,438

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

21/02/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Final Results
Released	07:00 26-Feb-07
Number	8252R

RNS Number:8252R
Ultra Electronics Holdings PLC
26 February 2007

Embargoed until 07.00 26 February 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2006

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2006	Year ended 31 December 2005	Change
Revenue	£377.0m	£342.4m	10%
Operating profit(1)	£57.5m	£51.1m	13%
Headline profit before tax(2)	£54.9m	£47.4m	16%
Earnings per share(2)	58.4p	50.7p	15%
Dividend per share - final	12.6p	10.7p	18%
- total	18.5p	15.9p	16%

- Strong revenue and profit growth
  - buoyant conditions in civil aerospace and development work on Joint Strike Fighter drove revenue growth in Aircraft & Vehicle Systems
  - strong growth of airport and battlespace IT systems boosted revenue and margins in Information & Power Systems
  - Tactical & Sonar Systems benefited from increasing sales of underwater battlespace systems and equipment in addition to battlespace IT systems

- Operating margin(1) increased to 15.3%, despite currency impact

- Operating cash conversion(3) of 98% achieved, giving five-year average of 110%

- Investment continues in new aerospace programmes to underpin medium-term growth

- Important contracts secured during 2006, supporting the further growth of the Group

- Order book grew by 17% to £584m, maintaining high visibility of future earnings

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated solid growth in revenue and profits. The broad spread of Ultra's specialist activities in different market sectors, its strong order book and its position on so many new international programmes give an

excellent basis for continued progress. With a strong balance sheet, high quality of earnings and a clear strategy, Ultra has excellent opportunities to grow both by acquisition, at appropriate prices, and organically so as to strengthen its market niches. Combined with healthy market conditions, these factors give the Board confidence of further progress in 2007."

Enquiries:

Ultra Electronics Holdings plc	(27.02.06) 020 7067 0700
Douglas Caster, Chief Executive	Thereafter 020 8813 4321
David Jeffcoat, Finance Director	www.ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

(1) before amortisation of intangibles arising on acquisition. IFRS profit from operations £53.9m (2005: £47.8m).
(2) before amortisation of intangibles arising on acquisition and fair value movement on derivatives. IFRS profit before tax £55.0m (2005: £40.7m). Basic EPS 58.8p (2005: 43.9p).
(3) cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.

Financial Review

	Year ended 31 December 2006	£m	Year ended 31 December 2005	£m	Growth
Order book					
- Aircraft & Vehicle Systems	176.9		133.8		32.2%
- Information & Power Systems	110.2		127.9		(13.8%)
- Tactical & Sonar Systems	296.5		239.0		24.1%
Total order book		583.6		500.7	16.6%
Revenue					
- Aircraft & Vehicle Systems	93.9		84.4		11.3%
- Information & Power Systems	120.5		117.3		2.7%
- Tactical & Sonar Systems	162.6		140.7		15.6%
Total revenue		377.0		342.4	10.1%
Organic growth					9.9%
Operating profit(1)					
- Aircraft & Vehicle Systems	13.2		15.9		(17.0%)
- Information & Power Systems	19.3		18.1		6.6%
- Tactical & Sonar Systems	25.0		17.1		46.2%
Total operating profit(1)		57.5		51.1	12.5%
Net interest payable		(2.6)		(3.7)	(29.7%)
Headline profit before tax(2)		54.9		47.4	15.8%
Operating margin(1)					
- Aircraft & Vehicle Systems	14.1%		18.8%		
- Information & Power Systems	16.0%		15.4%		
- Tactical & Sonar Systems	15.4%		12.2%		
Total operating margin(1)		15.3%		14.9%	

Operating cash flow(3)	56.5	53.8	
Cash conversion(4)	98%	105%	
Net debt(5) at year-end	7.2	34.3	
Bank interest cover	21.6x	18.6x	
Earnings per share(2)	58.4p	50.7p	15.2%

The robust growth that Ultra has demonstrated in recent years continued, leading to a strong revenue and profits performance in 2006. As in previous reporting periods, demand for battlespace IT products and airport IT systems were noteworthy drivers of growth. In addition, increased sales of underwater battlespace systems and equipment contributed to the strong performance. Investment in a range of new programmes continued, helping to underpin medium-term growth, and two further acquisitions were made in the period which enhance the Group's wide range of offerings in growing niche sectors.

Ultra's continuing success in winning new business on a broad range of international programmes resulted in a record order book of £584m at the year-end.

Revenue was 10% higher at £377.0m, compared to £342.4m for 2005

- of this growth, 9% was organic at constant currencies
- acquisitions contributed 2% growth
- currency translation reduced growth by 1%

Operating profit* increased 13% to £57.5m (2005: £51.1m)

- operating margin* increased to 15.3% (2005: 14.9%)
- at constant currencies operating profit* growth was 22%

The conversion of operating profit* to operating cash flow* in the year was 98%. Over the last five years, the Group's average cash conversion* has been 110%, reflecting the high quality of Ultra's earnings.

Net debt* at the year-end was £7.2m (2005: £34.3m), after funding an investment of £35.4m in the year. Of this, a total of £7.8m after expenses was spent on acquisitions, with £27.6m (2005: £24.6m) spent on research and development, capital expenditure and new business development. This £35.4m investment of Ultra's funds was supplemented by customer-funded product development activity. In 2006, this amounted to £69.4m (2005: £60.6m) and so, in total, over 18% of Ultra's activity is new product and business development.

Net interest payable was 30% lower at £2.6m (2005: £3.7m) due mainly to lower borrowings through the year. Fair value movement on derivatives and amortisation of intangibles arising on acquisition were a net gain of £0.1m (2005: net loss of £6.7m) resulting in a 35% increase in profit before tax to £55.0m (2005: £40.7m). With an effective tax rate in 2006 of 28.0% (2005: 27.7%), profit after tax rose by 35% to £39.6m (2005: £29.4m). Earnings per share* rose 15% to 58.4p (2005: 50.7p)

Dividend

The proposed final dividend is 12.6p, bringing the total dividend for the year to 18.5p (2005: 15.9p). This represents an annual increase of 16%, with the dividend being covered 3.2 times by earnings per share*. If approved, the dividend will be paid on 4 May 2007 to shareholders on the register on 13 April 2007.

2006 Acquisitions

In 2006, the Group made two acquisitions, Polyflex Aerospace Ltd ("Polyflex") in

January and Winfrith Safety Systems ("Winfrith") in July. The total cash consideration for acquisitions was £7.8m including expenses, financed using Ultra's banking facilities.

Polyflex designs, manufactures and provides in-service support for high pressure pneumatic products for a wide variety of aerospace and defence applications. The business has been subsumed into Precision Air Systems within the Aircraft & Vehicle Systems division and has broadened the Group's range of innovative components and sub-systems for high integrity defence and aerospace programmes.

Winfrith supplies specialist sensors and associated cables for use within nuclear reactors. The products have both civil and military applications and complement Ultra's existing reactor control and instrumentation system design activity. Winfrith is now part of the Group's Command & Control Systems business in the Information & Power Systems division.

Review of Operations

Aircraft & Vehicle Systems

Revenue increased by 11% to £93.9m (2005: £84.4m) while operating profit* was 17% lower at £13.2m (2005: £15.9m), giving an operating margin* of 14.1% (2005: 18.8%). The value of the order book at the period-end was £176.9m (2005: £133.8m), the increase mainly reflecting the contract for HiPPAG airborne compressors for the second production tranche of Typhoon aircraft.

Revenue growth was driven by the continuing buoyant conditions in the civil aerospace market. Orders for Boeing's new 787 ("B787") aircraft have been strong and Ultra's investment in this aircraft, developing the Wing Ice Protection system ("WIPS") and proximity sensor electronics, continued as planned. Ultra also saw initial development sales on the US Joint Strike Fighter programme where the Group is developing an ice protection system for the main engine of the aircraft. Following the acquisition of Polyflex, the division won a number of contracts from new customers for its range of specialist high pressure pneumatic products.

Operating profits* reflected adverse currency effects and, as expected, the continuing B787 investment. At this early stage in the programme, development sales for the Joint Strike Fighter were taken at no margin.

Highlights of the division's performance in the year that will underpin continuing growth in future years included:

- continuing progress on the European A400M military transport aircraft programme for which Ultra is developing five high value systems

- a contract to undertake design activity relating to the ice protection equipment applicable to the lift fan on the short take-off and landing variant of the US Joint Strike Fighter aircraft

- Ultra supported the initiative to improve the protection provided to UK troops in Iraq and started, late in the year, the supply of indirect vision systems for use on the recently procured Mastiff vehicles. These vision systems were adaptations of those originally developed for the British Army's Trojan and Titan vehicles

Information & Power Systems

Revenue in the period grew 3% to £120.5m compared to £117.3m in the prior year, while operating profit* improved 7% to £19.3m (2005: £18.1m), giving a divisional operating margin* of 16.0% (2005: 15.4%). The order book at the end of the period was £110.2m (2005: £127.9m), the reduction reflecting the timing of contract awards.

The predicted reduction in demand for Ultra's transit system electrical power equipment partially offset the revenue growth elsewhere in the division. The Group did win, however, the first contracts for trackside power units awarded by Network Rail since the end of its major southern region power upgrade programme. The high growth in airport and battlespace IT systems were the principal drivers of revenue growth. Airport Systems benefited from higher activity levels at Heathrow's Terminal 5 as well as a full year's sales contribution from the New Zealand baggage reconciliation system. Revenue was also higher on the Group's IT integration contract at Shanghai airport. Ultra continued to experience strong demand for its ADSI(R) local situational awareness systems. In particular, sales were made in the US for an air defence airspace management programme through which local commanders in current operations are being provided with an enhanced picture of activity in their local airspace. Following the acquisition of Winfrith, the division won small but important initial contracts from British Energy in the period.

The improvement in the operating margin* was aided by good progress on the reactor control and instrumentation contract for Rolls-Royce as well as the return to profitability of the division's transit power activities following the restructuring in 2005.

New contract wins in the year that will underpin the division's performance in 2007 and beyond included:

- selection at Dublin and Luton airports for common-use check-in systems and at Minneapolis St Paul to provide an integrated suite of airport IT applications
- the award of a land mine countermeasures contract for the British Army
- a contract to supply shore-based electrical power conversion equipment for the submarine base at Faslane, Scotland

Tactical & Sonar Systems

Revenue in the division increased by 16% to £162.6m from £140.7m and operating profit* increased 46% to £25.0m (2005: £17.1m). Operating margin* improved to 15.4% (2005: 12.2%). The closing order book value was £296.5m (2005: £239.0m). This reflected the strong demand for the division's battlespace IT products.

The strong revenue growth in the division reflected continuing demand for battlespace IT equipment, especially the repair, upgrade and replacement of products used in current operations in Iraq and Afghanistan. This resulted in strong sales of tactical radio and network communication systems. There was also an initial contribution from the sale of airborne targeting pods for use on RAF Typhoon and Tornado aircraft. In addition, 2006 saw significant sales of underwater battlespace systems and equipment including increased deliveries of sonobuoys in the US and torpedo defence systems, ship sonars and sea mine disposal systems for the Royal Navy. The division also benefited from a full year's contribution from Audiopack, acquired in 2005.

Operating profit* was increased by the successful completion of the production phase of the UK torpedo defence programme. The profitability of the division was further boosted by higher sales of sonobuoy telemetry receivers and benefited from the completion of older, multi-year contracts for these products. The operating profit* of this division was also enhanced by a significant contribution from Horizon Aerospace, acquired in 2005.

Highlights of the division's performance in the year that will underpin continuing growth in 2007 and beyond included:

- successful, rapid functional upgrade and initial deliveries of Litening airborne targeting pods for Typhoon and Tornado aircraft

- selection in the UK to lead the capability demonstration phase of a new loitering munition programme

- successful trials of Ultra's PacketAssure product providing guaranteed quality of service with high-grade cryptographic security on military Internet-based communication networks. This is an innovative world first

- successful trials with the US Navy of Ultra's surface ship torpedo defence capability, sharing technology with the UK programme and demonstrating effective protection against multiple incoming threats of different types

Outlook

The Group's broad mix of activities enables it to exploit its niche market positions and contribute its differentiated technologies to a wide range of programmes. Ultra's spread of businesses across North America and the UK enables it to address specific national requirements where a sovereign operational capability must be maintained. Further, the Group's structure enables it to operate in a flexible and agile way. Ultra's businesses are encouraged constantly to pursue product and process innovation and this places Ultra in a strong position to provide differentiated products, services and solutions to meet customer requirements.

Expenditure is increasing on the repair, upgrade or replacement of equipment used in current military operations. This is continuing to exert pressure on defence budgets: however, the absolute level of defence expenditure is still rising. Electronic solutions to provide 'smarter' equipment continue to attract a significant and rising proportion of these budgets.

Ultra is well placed against this market background and has ample headroom to grow as the focus for expenditure continues to be on battlespace IT and equipment to support mobility and expeditionary operations.

Strong growth in demand for civil aircraft is being driven by the increasing affordability of air travel, especially in those areas of the world where rapid population growth is combined with rising disposable incomes. Competitive pressures will focus demand on fuel-efficient aircraft that are more cost-effective and less damaging to the environment. This increasing demand for air travel also encourages continuing investment in enhanced airport infrastructure.

The Group entered 2007 with a record order book of £584m, an increase of 17% over the position at the same time last year. This maintains historic levels of firm order cover for the coming year and reflects Ultra's success in winning new business on a broad range of international programmes.

With its robust balance sheet, Ultra continues to invest both through internal developments and through acquisition. The Group pursues good quality businesses that can be acquired at sensible multiples and to which Ultra's ownership adds value. Investments such as the WIPS for the B787 continue to be attractive as they allow Ultra to work closely with its customers to develop tailored solutions. The Group's decision to invest in the B787 programme is validated by Boeing having received 435 firm orders for the aircraft by the end of 2006.

Ultra has a broad range of products and services and has a successful track record of winning positions on a wide range of international programmes. Combined with healthy market conditions, this gives the Board confidence of further progress in 2007.

- Ends -

Enquiries:

Ultra Electronics Holdings plc (27.02.06) 020 7067 0700
Douglas Caster, Chief Executive Thereafter 020 8813 4321
David Jeffcoat, Finance Director www.ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Footnote*
(1) operating profit and operating margin are before amortisation of intangibles arising on acquisition.
(2) headline profit before tax and earnings per share are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.
(3) operating cash flow is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
(4) cash conversion is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.
(5) net debt comprises bank overdrafts and loans less cash and cash equivalents.

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2006
Consolidated Income Statement

	Note	2006 £000	2005 £000
Continuing operations			
Revenue	1	377,040	342,410
Cost of sales		(274,466)	(250,160)
Gross Profit		102,574	92,250
Other operating income		1,505	4,805
Distribution costs		(810)	(825)
Administrative expenses		(48,569)	(48,393)
Other operating expenses		(753)	-
Profit from operations		53,947	47,837
Investment revenue	3	4,939	553
Finance costs	4	(3,874)	(7,688)
Profit before tax	1	55,012	40,702
Tax	5	(15,404)	(11,292)
Profit for the year from continuing operations attributable to equity holders of the parent		39,608	29,410
Earnings per ordinary share (pence)			
From continuing operations			
- Basic		58.8	43.9
- Diluted		58.3	43.5

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2006
Consolidated Balance Sheet

	Note	2006 £000	2005 £000
Non-current assets			
Intangible assets		149,758	150,494
Property, plant and equipment		20,814	22,844
Deferred tax assets		11,223	17,301
		181,795	190,639
Current assets			
Inventories	7	29,198	25,937
Trade and other receivables	8	83,599	74,412
Cash and cash equivalents		25,628	40,193
		138,425	140,542
Total assets		320,220	331,181
Current liabilities			
Trade and other payables	9	(110,235)	(104,009)
Tax liabilities		(7,387)	(8,089)
Obligations under finance leases		(22)	(36)
Short-term provisions	10	(10,459)	(7,028)

		(128,103)	(119,162)
Non-current liabilities			
Retirement benefit obligations		(35,143)	(46,576)
Other payables	9	(1,158)	(930)
Deferred tax liabilities		(2,830)	(1,149)
Obligations under finance leases		(48)	(67)
Bank overdrafts and loans		(32,722)	(74,367)
Long-term provisions	10	(2,825)	(3,874)
		(74,726)	(126,963)
Total liabilities		(202,829)	(246,125)
Net assets		117,391	85,056
Equity			
Share capital		3,378	3,361
Share premium account		33,180	31,679
Own shares		(2,692)	(2,641)
Hedging and translation reserves		(4,837)	(990)
Retained earnings		88,362	53,647
Total equity		117,391	85,056

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2006
Consolidated Cash Flow Statement

	Note	2006 £000	2005 £000
Net cash from operating activities	12	49,550	48,217
Investing activities			
Interest received		1,216	549
Purchase of property, plant and equipment		(4,759)	(7,311)
Proceeds from disposal of property, plant and equipment		34	100
Expenditure on product development and other intangibles		(4,676)	(2,909)
Acquisition of subsidiary undertakings (net of cash acquired)		(7,799)	(36,610)
Net cash used in investing activities		(15,984)	(46,181)
Financing activities			
Issue of share capital		1,518	1,389
Purchase of Long-Term Incentive Plan shares		(513)	(596)
Dividends paid		(11,102)	(9,567)
(Repayment) / increase of borrowings		(36,315)	21,747
Repayments of obligations under finance leases		(33)	(20)
New finance leases		-	92
Net cash (used in) / from financing activities		(46,445)	13,045
Net (decrease) / increase in cash and cash equivalents		(12,879)	15,081

Cash and cash equivalents at beginning of year	40,193	24,060
Effect of foreign exchange rate changes	(1,686)	1,052
Cash and cash equivalents at end of year	25,628	40,193

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2006
Consolidated Statement of Total Recognised Income and Expense

	2006 £000	2005 £000
Exchange differences on translation of foreign operations	(3,847)	108
Fair value of derivatives at 1 January 2005	-	2,268
Actuarial gains / (losses) on defined benefit pension schemes net of deferred tax and exchange rate movements	7,827	(3,580)
Profit / (loss) on cash flow hedge	226	(144)
Tax on items taken directly to equity	(1,923)	(522)
Net income / (expense) recognised directly in equity	2,283	(1,870)
Transfer to profit and loss on cash flow hedges	(28)	-
Profit for the year	39,608	29,410
Total recognised income and expense for the year	41,863	27,540

Notes:

1. Segmental analysis

(a) Revenue by division

	2006			2005		
	External revenue £000	Internal revenue £000	Total £000	External revenue £000	Internal revenue £000	Total £000
Aircraft & Vehicle Systems	93,907	3,423	97,330	84,370	982	85,352
Information & Power Systems	120,517	8,964	129,481	117,268	7,632	124,900
Tactical & Sonar Systems	162,616	11,813	174,429	140,772	8,035	148,807
Eliminations	-	(24,200)	(24,200)	-	(16,649)	(16,649)
Consolidated revenue	377,040	-	377,040	342,410	-	342,410

(b) Profit by division

	2006 £000	2005 £000
Aircraft & Vehicle Systems	13,190	15,923
Information & Power Systems	19,333	18,094
Tactical & Sonar Systems	24,986	17,117
	57,509	51,134
Amortisation of intangibles arising on acquisition (see 1.(c))	(3,562)	(3,297)
Profit from operations	53,947	47,837
Investment revenue	4,939	553
Finance costs	(3,874)	(7,688)

Profit before tax	55,012	40,702

(c) Amortisation of intangibles arising on acquisition

	2006 £000	2005 £000
Aircraft & Vehicle Systems	(505)	-
Information & Power Systems	(174)	-
Tactical & Sonar Systems	(2,883)	(3,297)
	(3,562)	(3,297)

(d) Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2006 £000	2005 £000	2006 £000	2005 £000
Aircraft & Vehicle Systems	4,301	2,177	3,419	1,208
Information & Power Systems	2,142	4,420	2,930	3,233
Tactical & Sonar Systems	2,992	3,623	5,439	7,141
Total	9,435	10,220	11,788	11,582

The 2006 depreciation and amortisation expense includes £6,258,000 of amortisatio charges (2005: £5,450,000) and £5,530,000 of property, plant and equipment depreciation charges (2005: £6,132,000).

(e) Total assets by division

	2006 £000	2005 £000
Aircraft & Vehicle Systems	80,857	67,144
Information & Power Systems	68,656	64,439
Tactical & Sonar Systems	129,684	141,441
	279,197	273,024
Unallocated	41,023	58,157
Total assets	320,220	331,181

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(f) Total liabilities by division

	2006 £000	2005 £000
Aircraft & Vehicle Systems	(36,032)	(25,454)
Information & Power Systems	(40,296)	(38,528)
Tactical & Sonar Systems	(46,792)	(49,987)
	(123,120)	(113,969)
Unallocated	(79,709)	(132,156)
Total liabilities	(202,829)	(246,125)

Unallocated liabilities represent derivatives at fair value, tax payables, retirement benefit obligations and bank loans and overdrafts.

(g) Revenue by destination

	2006 £000	2005 £000
United Kingdom	150,645	132,603
Continental Europe	35,700	38,938
North America	160,528	145,338
Rest of the World	30,167	25,531
	377,040	342,410

(h) Other information (by geographic location)

	Total assets		Additions to property, plant & equipment and intangible assets (excluding acquisitions)	
	2006 £000	2005 £000	2006 £000	2005 £000
United Kingdom	146,564	131,336	5,811	6,430
North America	132,633	141,688	3,624	3,790
	279,197	273,024	9,435	10,220

2. Additional performance measures

To present the underlying profitability of the Group on a consistent basis year on year, additional performance indicators have been used. These are calculated as follows:

	2006 £000	2005 £000
Profit from operations	53,947	47,837
Add: Amortisation of intangibles arising on acquisition	3,562	3,297
Operating profit (adjusted) (a)	57,509	51,134
Profit before tax	55,012	40,702
(Profit)/ loss on fair value movements on derivatives	(3,659)	3,436
Amortisation of intangibles arising on acquisition	3,562	3,297
Headline profit before tax (b)	54,915	47,435
Cash generated by operations	66,414	64,499
Purchase of property, plant and equipment	(4,759)	(7,311)
Proceeds on disposal of property, plant and equipment	34	100
Expenditure on product development and other intangibles	(4,676)	(2,909)
Purchase of Long-Term Incentive Plan shares	(513)	(596)
Operating cash flow (adjusted) (c)	56,500	53,783

Operating profit at (a) above has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. Under UK GAAP this charge would have formed part of the amortisation of

goodwill, which was also excluded from headline operating profit. Since the remainder of goodwill is no longer amortised, this charge has been excluded for consistency. Headline profit before tax as shown at (b) in the above table and adjusted earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax ((b) in the above table) and adjusted earnings per share before changes in the valuation of these instruments so that the underlying operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow (adjusted) (c), rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Investment revenue

	2006 £000	2005 £000
Bank interest	1,216	553
Fair value movement on derivatives	3,659	-
Retirement benefit scheme finance income	64	-
	4,939	553

4. Finance costs

	2006 £000	2005 £000
Amortisation of finance costs of debt	55	137
Interest payable on bank loans and overdrafts	3,845	3,164
Interest payable on finance leases	2	2
Transfers from equity on cash flow hedges	(28)	-
Total borrowing costs	3,874	3,303
Fair value movement on derivatives	-	3,436
Retirement benefit scheme finance cost	-	949
	3,874	7,688

5. Tax

	2006 £000	2005 £000
Current tax		
United Kingdom	7,812	7,254
Overseas	5,190	5,805
	13,002	13,059
Deferred tax		

United Kingdom	1,118	(2,105)
Overseas	1,284	338
	2,402	(1,767)
Total	15,404	11,292

6. Dividends

	2006 £000	2005 £000
Final dividend for the year ended 31 December 2005 of 10.7p (2004:9.2p) per share	7,150	6,078
Interim dividend for the year ended 31 December 2006 of 5.9p (2005:5.2p) per share	3,952	3,489
	11,102	9,567
Proposed final dividend for the year ended 31 December 2006 of 12.6p (2005:10.7p) per share	8,324	7,150

The 2006 proposed final dividend was approved by the Board after 31 December 2006 and has therefore not been included as a liability as at 31 December 2006.

7. Inventories

	2006 £000	2005 £000
Raw materials and consumables	18,029	17,578
Work in progress	9,323	6,376
Finished goods and goods for resale	1,846	1,983
	29,198	25,937

8. Trade and other receivables

	2006 £000	2005 £000
Trade receivables	52,783	47,813
Provisions against receivables	(640)	(761)
Net trade receivables	52,143	47,052
Amounts due from contract customers	23,072	23,026
Derivatives at fair value	4,172	663
Other receivables	1,876	1,885
Prepayments and accrued income	2,336	1,786
	83,599	74,412

9. Trade and other payables

Amounts included in current liabilities	2006 £000	2005 £000
Trade payables	37,868	27,797
Amounts due to contract customers	29,176	32,745
Derivatives at fair value	1,627	1,975
Other payables	12,830	11,712

Accruals and deferred income	28,734	29,780
	110,235	104,009

Amounts included in non current liabilities:	2006 £000	2005 £000
Other payables	541	223
Accruals and deferred income	617	707
	1,158	930

10. Provisions

	Warranties £000	Contract related provisions £000	Total £000
At 1 January 2006	8,420	2,482	10,902
Additional provisions	935	5,265	6,200
Utilisation of provisions	(1,302)	(2,122)	(3,424)
Exchange differences	(154)	(240)	(394)
At 31 December 2006	7,899	5,385	13,284
Included in current liabilities	6,014	4,445	10,459
Included in non current liabilities	1,885	940	2,825
	7,899	5,385	13,284

11. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit retirement schemes is as follows:

	2006 £000	2005 £000
Fair value of scheme assets	119.7	99.8
Present value of scheme liabilities	(154.8)	(146.4)
Scheme deficit	(35.1)	(46.6)
Related deferred tax asset	10.5	14.0
Net pension liability	(24.6)	(32.6)

12. Cash flow information

	2006 £000	2005 £000
Profit from operations	53,947	47,837
Adjustments for:		
Depreciation of property, plant and equipment	5,530	6,132
Amortisation of intangible assets	6,258	5,450
Cost of equity settled employee share schemes	648	1,212
(Decrease) / increase in post employment benefit obligation	(259)	120
Loss / (profit) on disposal of property, plant and equipment	21	(4)

Increase / (decrease) in provisions	2,553	(366)
Operating cash flows before movements in working capital	68,698	60,381
Increase in inventories	(3,419)	(1,643)
Increase in receivables	(6,929)	(1,313)
Increase in payables	8,064	7,074
Cash generated by operations	66,414	64,499
Income taxes paid	(13,032)	(13,001)
Interest paid	(3,832)	(3,281)
Net cash from operating activities	49,550	48,217

Reconciliation of net movement in cash and cash equivalents to movements in net d

	2006 £000	2005 £000
Net (decrease)/increase in cash and cash equivalents	(12,879)	15,081
Cash outflow/(inflow) from decrease/(increase) in debt and finance leasing	36,348	(21,727)
Change in net debt arising from cash flows	23,469	(6,646)
Amortisation of finance costs of debt	(55)	(137)
Finance leases	-	(92)
Translation differences	3,699	(3,327)
Movement in net debt in the year	27,113	(10,202)
Net debt at start of year	(34,277)	(24,075)
Net debt at end of year	(7,164)	(34,277)

Net debt comprised the following:

	2006 £000	2005 £000
Cash and cash equivalents	25,628	40,193
Bank overdrafts and loans	(32,722)	(74,367)
Obligations under finance leases included in current liabilities	(22)	(36)
Obligations under finance leases included in non - current liabilities	(48)	(67)
	(7,164)	(34,277)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

13. Five year review

	UK GAAP		IFRS		
	Restated 2002 £m	Restated 2003 £m	2004 £m	2005 £m	2006 £m
Revenue					
Aircraft & Vehicle Systems	76.4	79.9	76.6	84.4	93.9
Information & Power Systems	82.9	95.5	113.7	117.3	120.5

Tactical & Sonar Systems	101.1	109.0	120.4	140.7	162.6
Total revenue	260.4	284.4	310.7	342.4	377.0
Profit from operations (1)					
Aircraft & Vehicle Systems	12.5	13.9	14.9	15.9	13.2
Information & Power Systems	11.0	11.0	15.0	18.1	19.3
Tactical & Sonar Systems	10.0	12.6	13.4	17.1	25.0
Total profit from operations	33.5	37.5	43.3	51.1	57.5
Margin (1)	12.8%	13.2%	13.9%	14.9%	15.3
Profit before tax	29.9	34.4	40.1	40.7	55.0
Profit after tax	17.9	20.4	29.2	29.4	39.6
Operating cash flow (2)	38.7	48.3	46.9	53.8	56.5
Free cash before dividends, acquisitions and financing (3)	28.0	35.7	36.0	38.1	40.9
Net debt at year-end (4)	(39.3)	(30.3)	(24.1)	(34.3)	(7.2
Headline earnings per share (p) (5)	33.2	38.2	43.7	50.7	58.4
Dividends per share (p)	11.2	12.3	12.8	14.4	16.6
Average employee numbers	2,395	2,505	2,678	2,880	2,989

Notes:

1. Before amortisation of goodwill and amortisation of intangibles arising on acquisition.
2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of long-term incentive plan shares, which are included in financing activities.
4. Bank overdrafts and loans less cash and cash equivalents.
5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and fair value movement on derivatives.

14. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005, but is derived from those accounts. Statutory accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered following the Company's annual general meeting. The auditor have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

15. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	10:30 02-Mar-07
Number	2072S

RNS Number:2072S
Ultra Electronics Holdings PLC
02 March 2007

2 March 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,567,663 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,567,663.

The above figure (67,567,663) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:30 02-Mar-07
Number	2313S

RNS Number:2313S
Ultra Electronics Holdings PLC
02 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
C Ross	10
R Sharma	10
A Jan-Janin	11
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £12.17

14. Date and place of transaction

01/03/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,116	1.55%
A Hamment	106,149	0.16%
F Hope	84,651	0.13%
D Jeffcoat	49,769	<0.1%
C Ross	23,388	<0.1%
R Sharma	18,554	<0.1%
A Jan-Janin	10,511	<0.1%
K Thomson	3,146	<0.1%

16. Date issuer informed of transaction

02/03/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making

notification

David Jeffcoat

Date of notification

02/03/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	12:27 21-Mar-07
Number	4133T

RNS Number:4133T
Ultra Electronics Holdings PLC
21 March 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

Implementation of Transparency Directive

3. Full name of person(s) subject to the notification obligation

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3) N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different)

N/A

6. Date on which issuer notified:

19/03/07

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0912332	N/A		2,312,387	2,312,387	524,546	3.4	0.8

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,836,933	4.2

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

21/02/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	12:31 21-Mar-07
Number	4139T

RNS Number:4139T
Ultra Electronics Holdings PLC
21 March 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

Implementation of Transparency Directive

3. Full name of person(s) subject to the notification obligation

AEGON UK Group of Companies.

4. Full name of shareholder(s) (if different from 3) N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different)

N/A

6. Date on which issuer notified:

19/3/07

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transactio				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirec
GB0009123323	N/A		2,949,116	2,949,116	15,722	4.36	0.02

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,964,838	4.39

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder	Current holding
AEGON UK Group of companies - parent undertaking of:	Not Disclosed
AEGON Asset Management UK plc	Not Disclosed
AEGON Investment Management UK Ltd	Not Disclosed
AEGON ICVC	Not Disclosed

10. Name of the proxy holder:

AEGON UK Group of Companies.

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

AEGON UK Group of Companies consists of:
AEGON Asset Management UK plc
AEGON Investment Management UK Ltd
AEGON ICVC

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

21/03/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:48 22-Mar-07
Number	5542T

RNS Number:5542T
Ultra Electronics Holdings PLC
22 March 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

Acquisition or disposal of voting rights.

3. Full name of person(s) subject to the notification obligation

Barclays plc

4. Full name of shareholder(s) (if different from 3)

Name of shareholder	Current holding
Barclays Bank PLC	Not Disclosed
Barclays Capital Securities Ltd	Not Disclosed
Barclays Global Investors Japan Ltd	Not Disclosed
Barclays Global Investors Ltd	Not Disclosed
Barclays Life Assurance Co Ltd	Not Disclosed
Barclays Private Bank Ltd	Not Disclosed
Barclays Stockbrokers Ltd	Not Disclosed
Gerrard Ltd	Not Disclosed

5. Date of transaction (and date on which the threshold is crossed or reached if different)

14/03/2007

6. Date on which issuer notified:

22/03/07

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of voting rights Direct	Indirect	% of voti rights Direct	In
GB0009123323	2,752,168	2,752,168	2,544,048	0	2,544,048	0	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,544,048	3.8

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

----

Barclays Bank PLC
Barclays Capital Securities Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

22/03/2007

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Report and Accounts
Released	09:23 27-Mar-07
Number	7721T

RNS Number:7721T
Ultra Electronics Holdings PLC
27 March 2007

Ultra Electronics Holdings plc

ANNUAL REPORT AND ACCOUNTS

Copies of the Company's Annual Report and Accounts for the year ended 31 December 2006 have been submitted to the UK Listing Authority and are now available at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Jeffcoat

Finance Director and Company Secretary

Tel: +44 (0)20 813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

END

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1D134

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:58 03-Apr-07
Number	3346U

RNS Number:3346U
Ultra Electronics Holdings PLC
03 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
C Ross	10
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £12.50

14. Date and place of transaction

02/04/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,126	1.55%
A Hamment	106,159	0.16%
F Hope	84,661	0.13%
D Jeffcoat	49,779	0.1%
C Ross	23,398	0.1%
R Sharma	18,564	0.1%
A Jan-Janin	10,521	0.1%
K Thomson	3,156	0.1%

16. Date issuer informed of transaction

02/04/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/04/2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	15:52 03-Apr-07
Number	3559U

RNS Number:3559U
Ultra Electronics Holdings PLC
03 April 2007

3 April 2007

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,648,902 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,648,902.

The above figure (67,648,902) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	13:51 05-Apr-07
Number	5180U

RNS Number:5180U
Ultra Electronics Holdings PLC
05 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Canadian Savings Related Stock Option Plan

3. Period of return:

From: 01/10/2006 To: 31/03/2007

4. Balance under scheme from previous return:

35,136

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

5,957

7. Balance under scheme not yet issued/allotted at end of period:

29,179

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,648,902

Name of contact D Jeffcoat

Position Company Secretary
Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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RECEIVED

2007 JUN -5 A 1: 21

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	13:52 05-Apr-07
Number	5185U

RNS Number:5185U
Ultra Electronics Holdings PLC
05 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Company Share Option Plan

3. Period of return:

From: 01/10/2006 To: 31/03/2007

4. Balance under scheme from previous return:

25,478

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

100,000

6. Number of securities issued/allotted under scheme during period:

30,244

7. Balance under scheme not yet issued/allotted at end of period:

95,234

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,648,902

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	13:55 05-Apr-07
Number	5196U

RNS Number:5196U
Ultra Electronics Holdings PLC
05 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Executive Share Option Scheme

3. Period of return:

From: 01/10/2006 To: 31/03/2007

4. Balance under scheme from previous return:

35,053

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

250,000

6. Number of securities issued/allotted under scheme during period:

84,473

7. Balance under scheme not yet issued/allotted at end of period:

200,580

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,648,902

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

END

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	13:57 05-Apr-07
Number	5197U

RNS Number:5197U
Ultra Electronics Holdings PLC
05 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics Sharesave Scheme

3. Period of return:

From: 01/04/2006 To: 30/03/2007

4. Balance under scheme from previous return:

24,081

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

0

7. Balance under scheme not yet issued/allotted at end of period:

24,081

8.   Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9.   Total number of securities in issue at the end of the period

67,648,902

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

END

Regulatory Announcement

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RECEIVED

2007 JUN -5 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	13:58 05-Apr-07
Number	5198U

RNS Number:5198U
Ultra Electronics Holdings PLC
05 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme:

Ultra Electronics United States Savings Related Stock Option Plan

3. Period of return:

From: 01/04/2006 To: 31/03/2007

4. Balance under scheme from previous return:

67,253

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

229

7. Balance under scheme not yet issued/allotted at end of period:

67,024

8. Number and class of securities originally listed and the date of admission

65,000,000 Ordinary Shares of 5 pence each (September 1996)

9. Total number of securities in issue at the end of the period

67,648,902

Name of contact D Jeffcoat

Position Company Secretary

Telephone +44 (0)20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Information Update
Released	09:46 13-Apr-07
Number	8133U

RNS Number:8133U
Ultra Electronics Holdings PLC
13 April 2007

Ultra Electronic Holdings plc

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public over the period 4 April 2006 to 13 April 2007:

1. London Stock Exchange Announcements

The following UK Regulatory announcements have been made via a Regulatory Information Service. A copy of the full text can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews

Date	Description
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
03 Apr, 2007	Total Voting Rights
03 Apr, 2007	Director/PDMR Shareholding
27 Mar, 2007	Annual Report and Accounts
22 Mar, 2007	Holding(s) in Company
21 Mar, 2007	Holding(s) in Company
21 Mar, 2007	Holding(s) in Company
02 Mar, 2007	Director/PDMR Shareholding
02 Mar, 2007	Total Voting Rights
26 Feb, 2007	Final Results
21 Feb, 2007	Holding(s) in Company
20 Feb, 2007	Holding(s) in Company
19 Feb, 2007	US Navy Sonobuoy Orders
07 Feb, 2007	Expansion of Joint Venture
01 Feb, 2007	Director/PDMR Shareholding
30 Jan, 2007	Total Voting Rights
29 Jan, 2007	Holding(s) in Company
29 Jan, 2007	Additional Listing
23 Jan, 2007	Notice of Results
22 Jan, 2007	Holding(s) in Company
03 Jan, 2007	Director/PDMR Shareholding
20 Dec, 2006	Total Voting Rights
06 Dec, 2006	Strategy Evening
05 Dec, 2006	Trading Update - Replacement
04 Dec, 2006	Director/PDMR Shareholding
14 Nov, 2006	Director/PDMR Shareholding
02 Nov, 2006	Director/PDMR Shareholding

16 Oct, 2006	Contract Win
13 Oct, 2006	Holding(s) in Company
10 Oct, 2006	Contract Wins
04 Oct, 2006	Blocklisting Interim Review
04 Oct, 2006	Blocklisting Interim Review
04 Oct, 2006	Blocklisting Interim Review
03 Oct, 2006	Director/PDMR Shareholding
04 Sep, 2006	Director/PDMR Shareholding
03 Aug, 2006	Director/PDMR Shareholding
31 Jul, 2006	Acquisition
31 Jul, 2006	Interim Results
24 Jul, 2006	Holding(s) in Company
24 Jul, 2006	Contract Award
19 Jul, 2006	Re Contract
17 Jul, 2006	Re Contract
06 Jul, 2006	Notice of Results
04 Jul, 2006	Director/PDMR Shareholding
04 Jul, 2006	Site Visit
26 Jun, 2006	Trading Update
05 Jun, 2006	Holding(s) in Company
01 Jun, 2006	Director/PDMR Shareholding
31 May, 2006	Director/PDMR Shareholding
12 May, 2006	Director/PDMR Shareholding
12 May, 2006	Director/PDMR Shareholding
12 May, 2006	Director/PDMR Shareholding
03 May, 2006	Director/PDMR Shareholding
27 Apr, 2006	Result of AGM
27 Apr, 2006	AGM Statement
24 Apr, 2006	Contract re Active Noise Ctrl
18 Apr, 2006	Blocklisting Interim Review
18 Apr, 2006	Blocklisting Interim Review
18 Apr, 2006	Blocklisting Interim Review
18 Apr, 2006	Blocklisting Interim Review
18 Apr, 2006	Blocklisting Interim Review
13 Apr, 2006	Annual Information Update
12 Apr, 2006	Director/PDMR Shareholding
10 Apr, 2006	Holding(s) in Company

2. Documents Filed at Companies House

The Company has also made the following filings with Companies House during the period. Copies of these documents can be obtained from Companies House at Crown Way, Maindy, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Published	Type	Description
12 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
21 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)

13 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Mar, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Feb, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Feb, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Feb, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
19 Jan, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
19 Jan, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
02 Jan, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
19 Dec, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Dec, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Nov, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
27 Nov, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
02 Nov, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
02 Nov, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
06 Oct, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
05 Oct, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
05 Oct, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Oct, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
26 Sep, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
25 Sep, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 Sep, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
23 Aug, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
17 Aug, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
17 Aug, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 Aug, 2006	363a	Annual Return
07 Jul, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
26 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
26 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
19 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 Jun, 2006	288c	Director's Particulars Changed
07 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Jun, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
05 Jun, 2006	288c	Director's Particulars Changed
05 Jun, 2006	AA	Group of Companies' Accounts made up to 31/12/05
24 May, 2006	MEM/ARTS	Memorandum of Association/Articles of Association
24 May, 2006	RES01	Auth Allot of Security 27/04/06; 3,361,054 shares @ 5p, 27/04/06; alter mem and arts 27/04/06
11 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 May, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
25 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
26 Apr, 2006	225	Acc Ref Date Extended from 24/12/06 to 31/12/06
18 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
18 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Apr, 2006	88(2)R	Return of Allotment of Shares (excluding non-cash)

3. Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for Inspection at their Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf

London E14 5HS

Date of Submission	Description
23 Jan, 2007	Blocklisting Application
20 Mar, 2007	Annual Report and Accounts
20 Mar, 2007	Notice of AGM and Amendment to Articles

4. Documents sent to Shareholders

The following documents were sent to shareholders over the past twelve months and can be obtained from the Company's website at www.ultra-electronics.com.

Interim Report and Accounts (2006)

Notice of Interim Dividend (2006)

Annual Report and Accounts (2006)

Notice of Final Dividend (2006)

Proxy Form and Notice of Annual General Meeting (2006)

5. Presentations

The following presentations appear on the Company's website at www.ultra-electronics.com.

31 Jul 2006	Interim Results Presentation 2006
26 Feb 2007	Preliminary Results Presentation 2006

6. Press Releases

The following press releases appear on the Company's website at www.ultra-electronics.com.

Date	News Headline
26 Feb, 2007	Preliminary Audited Results for the Year Ended 31 December 2006
19 Feb, 2007	Ultra wins $30m US Navy Sonobuoy orders
07 Feb, 2007	Expansion of Sonobuoy Joint Venture
05 Dec, 2006	Trading Update
16 Oct, 2006	Ultra Wins £9m Contract to Provide Dismounted Counter Mine Capability for the British Army
10 Oct, 2006	Ultra Awarded Contracts worth US$56m for Battlespace IT Equipment
31 Jul, 2006	Interim Results for the Six Months to 30 June 2006
31 Jul, 2006	Ultra acquires Winfrith Safety Systems for £3.1m
24 Jul, 2006	Ultra awarded £27m Contract to supply HiPPAG for Eurofighter
19 Jul, 2006	Ultra Selected to Provide Demonstration of Loitering Munition Capability
17 Jul, 2006	Ultra Wins £56m Contract to Supply Targeting Pods for UK Eurofighter Typhoon Aircraft

26 Jun, 2006	Trading Statement June 2006
24 May, 2006	Ultra Contract for Flight Information Screens in Colorado
27 Apr, 2006	AGM Statement
24 Apr, 2006	Ultra Awarded Further £6m Contract for A400M LMWS Anti Noise System

In accordance with Article 27.3 of the Prospectus Directive it is acknowledged th
above was up-to-date at the date of this announcement, such disclosures may, at a
changing circumstances.

A copy of this Annual Information Update and all documents referred to in it can
registered office:

The Company Secretary
Ultra Electronics Holdings plc
417 Bridport Road
Greenford

Middlesex

UB6 8UA
United Kingdom

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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RECEIVED

2007 JUN -5 A 6:

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	14:38 19-Apr-07
Number	1844V

RNS Number:1844V
Ultra Electronics Holdings PLC
19 April 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

Acquisition of Voting Rights

3. Full name of person(s) subject to the notification obligation

F & C Asset Management plc

4. Full name of shareholder(s) (if different from 3) N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different)

17/04/07

6. Date on which issuer notified:

18/04/07

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of voting rights Direct	Indirect	% of voti rights Direct	In
GB0009123323	3,346,335	3,346,335	3,971,335		3,971,335		

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,971,335	5.87

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

10. Name of the proxy holder:

F & C Asset Management plc

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

19/04/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

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RECEIVED

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	US Navy Sonobuoy Orders
Released	07:01 19-Feb-07
Number	4447R

RNS Number:4447R
Ultra Electronics Holdings PLC
19 February 2007

Embargoed until 0700 19 February 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra wins $30m US Navy sonobuoy orders

Ultra announces that its UnderSea Sensor Systems Inc. business has been awarded contracts by the US Navy for sonobuoys worth $30m. Delivery of the sonobuoys will be made over a twelve month period commencing in late 2007.

Ultra, which has sonobuoy businesses in the UK, the USA and Canada, develops and manufactures high technology sonobuoys, the acoustic sensors which are used to detect the presence of submarines. The awards are for the latest generation passive and active sonobuoys. Passive sonobuoys are optimised to detect the machinery noise which emanates from submarines moving through the ocean. Active sonobuoys transmit acoustic energy pulses and sense the echo returns from potential targets.

Douglas Caster, Chief Executive of Ultra, commented:
"We have been able to secure these awards because of our focus on constant product innovation coupled with high quality manufacturing and on-time delivery. Awards such as these help maintain Ultra's strong order book which gives excellent visibility of the Group's future business."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	09:17 20-Apr-07
Number	2258V

RNS Number:2258V
Ultra Electronics Holdings PLC
20 April 2007

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

Acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3) N/A

5. Date of transaction (and date on which the threshold is crossed or reached if different)

17/04/07

6. Date on which issuer notified:

19/04/07

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering tra				
	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of voting rights Direct	Indirect	% of vo Direct	
0912332	2,832,733	2,832,733	2,130,325	2,130,325	525,346,	3.1	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,655,671	3.9

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

N/A

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

20/04/2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract - ADSI
Released	07:00 23-Apr-07
Number	2987V

RNS Number:2987V
Ultra Electronics Holdings PLC
23 April 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED $50m CONTRACT VEHICLE FOR BATTLESPACE IT SYSTEM DEVELOPMENT

Ultra announces that its Advanced Tactical Systems business based in Austin, Texas, USA, has been awarded a contract vehicle with a maximum value of over $50m by the US Air Force for its Air Defense Systems Integrator (ADSI) product. This award is to provide support for in-service ADSI systems for the Air Force and other DoD services including those owned by the US Department of Homeland Defense. The work to be undertaken by Ultra includes the development, sustainment, technical refresh and field support of ADSIs by modification and upgrade. The functional capability of the ADSIs will be enhanced in order to fulfil validated operational requirements. Although work on this contract will be subject to individual work package authorisations, the contract vehicle extends out to April 2013.

Ultra supplies its ADSI and other real time C4I systems to the US and other armed forces around the world. Ultra Advanced Tactical Systems provides both hardware and software as systems solutions for real-time command and control applications. The ADSI product combines multiple radar inputs and other information sources such as tactical data links to provide an integrated situational awareness picture for air defence purposes. ADSI is recognised as being the industry-leading real time command & control system that serves as a bridge between tactical data links, radar, and electronic intelligence data.

Douglas Caster, Chief Executive of Ultra, commented:
"This contract demonstrates the confidence of the US Air Force in Ultra's capability to provide and support robust data link networks that provide tactical information in real-time in battle situations. These systems must work reliably under the most demanding circumstances in critical operational environments and this contract underpins Ultra's position as a strategic supplier of world-leading battlespace IT systems."

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
Andy Hamment, Group Marketing Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing

and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Ultra Awarded Queen's Award
Released	07:01 23-Apr-07
Number	2814V

RNS Number:2814V
Ultra Electronics Holdings PLC
23 April 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED QUEEN'S AWARD FOR ENTERPRISE: INNOVATION 2007

Ultra announces that it has been awarded a Queen's Award for Enterprise in the Innovation category. The award is for the Magicard Alto range of identity card printers designed and supplied by Ultra's Manufacturing & Card Systems business in Weymouth.

This prestigious award was approved by Her Majesty the Queen following a recommendation from the Prime Minister. The award is announced today on the occasion of the Queen's birthday. The award will be formally conferred by a grant of appointment which will be presented to Ultra by the Lord Lieutenant of Dorset later in the year.

Ultra was chosen to receive the award because of its innovation in developing a family of low cost printers which enable the creation of full colour, plastic identity cards or badges using a personal computer and without specialist training. Ultra's new family of printers uses innovative electronic and plastics technology to reduce the cost of printing and to bring the technology within the reach of schools, clubs and small businesses for the first time. Ultra sells several thousand Magicard printers throughout the world each year and also supplies the colour film that allows the thermal printing process to produce photographic image quality.

The printers utilise patented anti-counterfeiting technology including customised watermarks printed across the face of the card to improve security. They can also be supplied with magnetic stripe and chip encoders to allow the on-card storage of digital information.

These printers complement Ultra's Magicard Professional printer range which is sold throughout the world for printing national ID Cards, drivers' licences and access control security badges.

Douglas Caster, Chief Executive of Ultra Electronics, commented:
"This Queen's Award recognises the innovative features of Ultra's latest range of identity card printers. They provide a very affordable way of proving a person's identity with the ability to embed world-leading security features in each card.
The design and manufacture of security card printers is one of Ultra's many specialist market niches. This third Queen's Award for Magicard products confirms the creativity and international success of the team."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

AFX UK Focus Story

Company	COBHAM PLC ORD 2.5P
TIDM	COB
Headline	Finmeccanica declines comment on Cobham bid speculation
Released	11:09 24-Apr-07
Number	110930.24042007

MILAN (Thomson Financial) - Finmeccanica SpA declined to comment on reports that it could be interested in acquiring UK aerospace and defence firm Cobham.

Yesterday, Cobham shares rose 7.25 pct to 212 pence after Merrill Lynch reportedly said the company might be a takeover candidate for Finmeccanica.

Today, Finmeccanica officials said they don't comment on market rumours.

Finmeccanica chairman Pierfrancesco Guarguaglini has previously identified defence electronics companies as a key target, with a preference for firms with strong links to the US defence department.

Today, Finanza & Mercati, citing the Merrill Lynch report, said Cobham, which makes midair refuelling systems, has an enterprise value of 4 bln eur.

In addition, Merrill identifies other possible Finmeccanica targets as Ultra Electronics with a 1.5 bln eur value and Bell Helicopters with 2.4 bln.

Merrill Lynch was not immediately able to provide its note.

Finmeccanica officials also declined to comment on a MF report that it may sell 60 pct of its Ansaldo Energia unit next year, rather than this year.

An industry source said an initial public offering is the 'most plausible' exit for Ansaldo Energia after a recovery in its results.

nigel.tutt@thomson.com

nt/jlw

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Statement
Released	07:00 27-Apr-07
Number	6215V

RNS Number:6215V
Ultra Electronics Holdings PLC
27 April 2007

Embargoed until 0700 27 April 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Statement

Ultra Electronics Holdings plc will hold its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. At the meeting, Dr. Julian Blogh, Chairman of Ultra, will make the following statement:

"As announced on 26 February in its preliminary results statement, Ultra made excellent progress in 2006, achieving strong growth in both revenue and profits. The Group's performance reflected increased contributions from its specialist activities in battlespace IT, airport IT systems and underwater battlespace systems and equipment. Contributions were also made by the acquisitions completed in 2005 and the two further small acquisitions completed during 2006. Several important contracts were secured during 2006, including positions on new programmes that will support further growth of the Group.

The high quality of Ultra's earnings was underscored by good cash generation. The conversion of operating profit to operating cash flow in the year was 98%. Over the last five years the Group's average cash conversion has been 110%. Consequently, net debt at the end of the year was just £7.2m.

Ultra has the funds to make further acquisitions that will enhance and complement the Group's range of niche activities in growing market sectors. The Group pursues good quality businesses that can be acquired at sensible multiples and to which Ultra's ownership adds value.

The value of the order book at the end of 2006 was over £580m. It reflected the Group's strong positions on existing platforms as well as its success in winning positions on new programmes, in some cases with new products. As a result, the level of development activity in the Group in 2007 will be higher than in recent years.

Trading so far this year has been in line with expectations. In the first quarter, Ultra won significant US orders for sonobuoys and has now secured the contract for the capability demonstration phase of a loitering munition system for the British Army."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chairman www.ultra-electronics.com
Douglas Caster, Chief Executive information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM- Result
Released	12:00 27-Apr-07
Number	6509V

RNS Number:6509V
Ultra Electronics Holdings PLC
27 April 2007

Embargoed until 1200 27 April 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Voting Results

Ultra Electronics Holdings plc held its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. The voting results for the resolutions tabled at the Meeting were as follows:

	RESOLUTION	FOR	AGAINST	WITHHELD
1	Adoption of the 2006 Annual Report & Accounts	51,509,273	189,350	174,742
2	Declaration of the final dividend of 12.6p	51,872,964	200	201
3	Adoption of the Remuneration Report	50,584,752	1,288,350	263
4	Re-election of Mr A. Walker	47,779,293	3,983,548	110,524
5	Re-election of Mr I. Griffiths	49,914,056	1,959,108	201
6	Re-election of Mr D. Jeffcoat	51,484,084	389,080	201
7	Appointment of Deloitte & Touche LLP as auditors	51,561,956	191,008	401
8	Authority to allot relevant securities up to one-third of the fully paid up share capital	51,705,284	167,680	401
9	Approval of the Company Share Option Plan 2007	51,550,581	262,053	60,731
10	Approval of the Company Executive Share Option Scheme 2007	51,621,380	251,254	731
11	Approval of the Long Term Incentive Plan 2007	50,522,049	1,290,585	60,731

12	Approval of the Savings Related Share Option Scheme 2007	51,871,701	933	731
13	Approval of the US Stock Purchase Plan 2007	51,871,314	422	1,629
14	Authority to allot equity securities for cash up to a nominal amount of £168,894	51,871,061	475	1,829
15	Authority to purchase shares up to 5% of the issued share capital	51,681,839	191,325	201
16	Approval of changes to the Articles of Association to permit electronic communications to shareholders	51,869,782	1,882	1,701

Therefore all resolutions were passed with a clear majority. The total number of shares currently in circulation is 67,699,229 and the number of votes cast was 51,873,365.

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
David Jeffcoat, Company Secretary — www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Financial — 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Close

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:02 30-Apr-07
Number	7060V

RNS Number:7060V
Ultra Electronics Holdings PLC
30 April 2007

Embargoed until 0700 30 April 2007

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA AWARDED COMMAND & CONTROL SYSTEM FOR
THE PORT OF HALIFAX, NOVA SCOTIA, CANADA

Ultra announces that its Maritime Systems business, based in Halifax, Nova Scotia, Canada, has been awarded a contract from the Halifax Port Authority valued at C$8million for the provision of the Halifax Port Authority Command And Control System (HPACCS).

The Ultra HPACCS solution includes the ability to detect and track small vessels and to initiate alarms on incursion into predetermined zones. The system will display radar tracks on electronic charts, annotate them with data transmitted by the vessel's Automatic Information System (AIS) transponder and automatically cue cameras onto targets of interest using intelligent object recognition, tracking and scene analysis. The system incorporates access control, perimeter fence monitoring, chemical detection and an incident management solution. The Ultra solution provides appropriate levels of information and secure access to a diverse group of regional users such as port police, port operations staff, first responders, harbour pilots and other approved agencies. Users will be able to access the system via the Internet through an intuitive web portal and view real-time vessel locations incorporating AIS data and Lloyd's registry information. The system will highlight those vessels carrying dangerous or hazardous cargo and also delivers a comprehensive port management suite incorporating vessel scheduling and berth management, harbour pilot scheduling, billing and maritime security alert management within a single integrated platform.

As the most easterly full-service container port in North America with one of the largest and deepest natural harbours in the world, the Port of Halifax delivers more mainline global container services to more continents than any other Canadian port.

Douglas Caster, Chief Executive Officer of Ultra, commented, "We are pleased to have been selected by the Halifax Port Authority to supply the first fully integrated command and control and port security solution in Canada. Ultra's robust, flexible and highly reliable solution combines best-of-breed technologies and will underpin the Group's continuing success in the fast-growing homeland security market."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com

Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,000 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/ computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

I. Public Documents

C. Information published/distributed

Ref	Date	News Headline
I.C.46	07/02/2007	Ultra Electronics expands sonobuoy JV with Sparton
I.C.47	19/02/2007	Ultra Electronics wins US Navy sonobuoy order worth 30 min usd
I.C.48	23/04/2007	Ultra Electronics wins 50 min usd US Air Force order for IT system integrator
I.C.49	26/02/2007	Ultra Electronics FY headline pretax profit up 16 pct; confident of 2007
I.C.50	27/04/2007	Ultra Electronics year to date trading in line with hopes
I.C.51	30/04/2007	Ultra Electronics wins 8 min cad Halifax port order for security system

AFX UK Focus Story

Go to market news section

Free annual report

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics expands sonobuoy JV with Sparton
Released	08:31 07-Feb-07
Number	083146.07022007

LONDON (AFX) - Defence company Ultra Electronics Holdings PLC said it has expanded the scope of its joint venture with Sparton Corp to include a broader range of its sonobuoy receivers, which are used in anti-submarine warfare.

The deal does not affect Ultra Electronics' existing multi-year agreement with the UK Ministry of Defence to supply sonobuoy designs, the company said in a statement.

newsdesk@afxnews.com

faj/slm

AFX UK Focus Story

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Free annual report

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics wins US Navy sonobuoy order worth 30 mln usd
Released	09:28 19-Feb-07
Number	092852.19022007

LONDON (AFX) - Defence company Ultra Electronics Holdings PLC said its UnderSea Sensor Systems Inc business has won a 30 mln usd sonobuoy contract from the US Navy.

It said the sonobuoys, an acoustic sensor used to detect the presence of submarines, will be delivered over a twelve month period starting late 2007.

newsdesk@afxnews.com

ash/pmi/slm

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AFX UK Focus Story

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics wins 50 mln usd US Air Force order for IT system integrator
Released	08:22 23-Apr-07
Number	082223.23042007

LONDON (Thomson Financial) - Ultra Electronics Holdings PLC said its US unit Advanced Tactical Systems has won a 50 mln usd contract from the US Air Force for its air defence systems integrator (ADSI) product.

The maker of electronic systems for defence and aerospace markets said the contract is for providing support for in-service ADSI systems and includes development and field support.

Ultra said the contract will run until April 2013.

tf.TFN-Europe_newsdesk@thomson.com

man/bsu/slm

AFX UK Focus Story

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics FY headline pretax profit up 16 pct; confident of 2007
Released	07:58 26-Feb-07
Number	075857.26022007

LONDON (AFX) - Ultra Electronics Holdings PLC reported a 16 pct rise in full-year headline pretax profit and said it is confident of further progress in 2007, given its strong order book and healthy market conditions.

The maker of electronic systems for defence and aerospace markets reported headline pretax profit of 54.9 mln stg compared with 47.4 mln stg a year ago on a 10 pct rise in revenue to 377.0 mln stg.

Ultra Electronics posted full-year pretax profit of 55.0 mln stg compared with 40.7 mln stg a year earlier.

The company proposed a final dividend of 12.6 pence a share.

Ultra Electronics said its order book grew by 17 pct to 584 mln stg.

newsdesk@afxnews.com

ash/slm

AFX UK Focus Story

Go to market news section

Free annual report

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics year-to-date trading in line with hopes
Released	08:20 27-Apr-07
Number	082024.27042007

LONDON (Thomson Financial) - Ultra Electronics Holdings PLC said its trading so far this year has been in line with expectations, and added that it expects its development activity in 2007 to be higher than in recent years.

The company has won a contract for the capability demonstration phase of a loitering munition system for the British army, it said in an AGM statement, but did not give the financial details of the deal.

The maker of electronic systems for defence and aerospace markets said it has the funds to make further acquisitions, which will enhance the group's range of niche activities in growing market sectors.

TFN.newsdesk@thomson.com

ami/faj/ejp

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AFX UK Focus Story

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Free annual report

Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Ultra Electronics wins 8 mln cad Halifax port order for security system
Released	11:21 30-Apr-07
Number	112139.30042007

LONDON (Thomson Financial) - Ultra Electronics Holdings PLC said its Canada-based maritime systems unit has won an 8 mln cad order from the Halifax Port Authority (HPA) for providing a port security system.

The electronic systems supplier for defence applications said the system has the ability to detect and track small vessels and initiate alarms on incursion into predetermined zones.

TFN.newsdesk@thomson.com

kal/ic

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END